                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                          (Amendment No.   1   )*
                                         ------

                           AUTOTOTE CORPORATION
                     ----------------------------------
                              (Name of Issuer)

                     CLASS A COMMON STOCK, $.01 PAR VALUE
                     ------------------------------------
                       (Title of Class of Securities)

                               053323 10 1
                     ----------------------------------
                              (CUSIP Number)

   Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))


                               Page 1 of 5 Pages

CUSIP No. 053323 10 1                   13G               Page  2  of  5  Pages
          -----------                                          ---    ---

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

                     Oaktree Capital Management, LLC**
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /x/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
     California
-------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting
 Beneficially                       Power  3,763,300
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting
 Person With                        Power  0
                             --------------------------------------------------
                              (7) Sole Dispositive
                                    Power  3,763,300
                             --------------------------------------------------
                              (8) Shared Dispositive
                                    Power  0
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
     3,763,300
-------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
                                                      10.1%
-------------------------------------------------------------------------------
(12) Type of Reporting Person*
     IA; CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


**Oaktree Capital Management, LLC, a California limited liability company ("Oaktree"), is filing in its capacity (i) as the General Partner of the OCM Opportunities Fund, L.P., a Delaware limited partnership, and (ii) as investment manager of a certain third party account which invests in similar securities as the OCM Opportunities Fund, L.P., which together may be deemed to be the beneficial owners of 3,763,300 shares of the Issuer's Class A Common Stock, $.01 par value ("Common Stock") (which represents approximately 10.1% of the outstanding shares of the Issuer's Common Stock) based on their ownership of the Issuer's 5 1/2% Convertible Subordinated Debentures (the "Debentures").

                                                          Page  3  of  5  Pages
                                                               ---    ---


ITEM 1(A).  NAME OF ISSUER
Autotote Corporation
-------------------------------------------------------------------------------


ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
750 Lexington Avenue, 25th Floor, New York, NY 10022
-------------------------------------------------------------------------------


ITEM 2(A).  NAME OF PERSON(S) FILING
Oaktree Capital Management, LLC
-------------------------------------------------------------------------------


ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE
550 S. Hope Street, 22nd Floor, Los Angeles, CA 90017
-------------------------------------------------------------------------------


ITEM 2(C).  CITIZENSHIP
California
-------------------------------------------------------------------------------


ITEM 2(D).  TITLE OF CLASS OF SECURITIES
Class A Common Stock, $.01 par value
-------------------------------------------------------------------------------


ITEM 2(E).  CUSIP NUMBER
053323 10 1
-------------------------------------------------------------------------------


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A

    (a) / / Broker or Dealer registered under Section 15 of the Act

    (b) / / Bank as defined in section 3(a)(6) of the Act

    (c) / / Insurance Company as defined in section 3(a)(19) of the Act

    (d) / / Investment Company registered under section 8 of the Investment Company Act

    (e) /x/ Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

    (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)

    (g) / / Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G) (Note: See Item 7)

    (h) / / Group, in accordance with Rule 13d-1(b)(1)(ii)(H)

                                                          Page  4  of  5  Pages
                                                               ---    ---

ITEM 4.  OWNERSHIP *

    (a) Amount Beneficially Owned:
        3,763,300
    ---------------------------------------------------------------------------

    (b) Percent of Class:
        5.81%
    ---------------------------------------------------------------------------

    (c) Number of shares as to which such person has:

          (i) sole power to vote or to direct the vote
              3,763,300
              -----------------------------------------------------------------
         (ii) shared power to vote or to direct the vote
              0
              -----------------------------------------------------------------
        (iii) sole power to dispose or to direct the disposition of
              3,763,300
              -----------------------------------------------------------------
         (iv) shared power to dispose or to direct the disposition of
              0
              -----------------------------------------------------------------

* The filing of this Schedule 13G shall not be construed as an admission that the reporting person or any of its affiliates is, for the purposes of
Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Schedule 13G. In addition, the filing of this Schedule 13G shall not be construed as an admission that the reporting person or any of its affiliates is the beneficial owner of any securities covered by this Schedule 13G for any other purposes than
Section 13(d) of the Securities Exchange Act of 1934.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. / /


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

As of the date of this Schedule 13G, Oaktree, in its capacity (i) as the General Partner of the OCM Opportunities Fund, L.P., a Delaware limited partnership, and (ii) as investment manager of a certain third party account which invests in similar securities as the OCM Opportunities Fund, L.P., may be deemed to beneficially own 3,763,300 shares of the Issuer's Common Stock (which represents approximately 10.1% of the outstanding shares of the Issuer's Common Stock) based on the ownership by the OCM Opportunities Fund, L.P. and such third party account of the Issuer's Debentures.

Certain unaffiliated third-party holders of participation interests in the Issuer's Debentures which are held by the reporting person may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of shares of the Issuer's Common Stock. No such participation interest relates to more than five percent of the Issuer's outstanding Common Stock.
-------------------------------------------------------------------------------

ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
  THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
Not applicable
-------------------------------------------------------------------------------


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not applicable
-------------------------------------------------------------------------------


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP
Not applicable
-------------------------------------------------------------------------------


ITEM 10. CERTIFICATION

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       December 10, 1997
                                       ----------------------------------------
                                       (Date)

                                       /s/ D. Richard Masson
                                       ----------------------------------------
                                       (Signature)

                                       D. Richard Masson, Principal
                                       ----------------------------------------
                                       (Name/Title)